Mail Stop 3561					June 28, 2005




Mark Allen, President
Lounsberry Holdings III, Inc..
90 Grove Street, Suite 204
Ridgefield, CT  06877

Re: 	Lounsberry Holdings I, Inc.
            File No. 0-51377
            Lounsberry Holdings II, Inc.
            File No. 0-51378
            Lounsberry Holdings III, Inc.
            File No. 0-51379
            Registration Statements on Form 10-SB
            Filed June 23, 2005

Dear Mr. Allen:

	    This is to advise you that we have reviewed only those portions of the above registration statements that relate to the disclosure type indicated in this letter and we have the following comments.

Part I

Item 5.  Directors, Executive Officers, Promoters, and Control
Persons, page 13
1. Disclose under appropriate caption, any prior blank check
experiences      involving officers and directors of each company,
describing, in column format, the name of each blank check company, the date of registration, file number with the Commission, and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each.

..




Financial Statements
2. Include the Company`s financial statements in the registration statement before the signature page.

No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the
Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact Goldie B. Walker at (202) 551-3234 or me at
(202)
551-3790 in regard to any questions pertaining to this letter.

					Sincerely,



					Michael E. Karney
					Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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Mark Allen, President
Lounsberry Holdings III, Inc.
June 28, 2005
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